SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be included in statements filed pursuant to
13D-1(A) and amendments thereto filed pursuant to 13D-2(A)
(Amendment No. 1*)

AEP Industries Inc.
_____________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value per share
_____________________________________________________
(Title of Class of Securities)

001031103
_____________________________________________________
(CUSIP Number)

Jonathan Brooks
Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067
(310) 286-2929
_____________________________________________________
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2011
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103	13D	Page 2 of 9 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 613,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 613,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.00%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 001031103	13D	Page 3 of 9 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 613,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 613,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.00%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 001031103	13D	Page 4 of 9 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 613,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 613,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.00%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 001031103	13D	Page 5 of 9 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 613,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 613,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.00%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 001031103	13D	Page 6 of 9 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 613,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 613,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.00%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 001031103	13D	Page 7 of 9 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on September 1, 2010 (as so amended, the “Schedule 13D”), is being filed to supplement and restate the Purpose of the Transaction, so that Item 4 is hereby amended and restated in its entirety, as below:

Item 4.	Purpose of the Transaction.

Item 4.            Purpose of the Transaction.

The Reporting Persons originally acquired the Shares because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons intend to continue to review the Master Fund's investment in the Company on an ongoing basis and may engage in discussions with Company’s management, its Board of Directors, other stockholders of the Company and other relevant parties, concerning the business, operations, governance, management, and future plans of the Company. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Master Fund's investment in the Company as the Reporting Persons deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the Shares, engaging in short selling or any hedging or similar transactions with respect to the Shares, or otherwise changing their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons have reviewed Amendment No. 5 to Schedule 13D dated May 12, 2011 filed by KSA Capital Management, LLC.  The Reporting Persons continue to believe the Shares are undervalued and would support efforts by the Company’s Board of Directors to maximize shareholder value, including through a going private transaction.  The Reporting Persons would also consider selling all or a portion of the Shares to a third party who sought to maximize shareholder value.

Accordingly, while the Reporting Persons do not have any specific plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing to the Company or third parties any or all of such transactions.

CUSIP No. 001031103	13D	Page 8 of 9 Pages

Dated:  May 16, 2011

JMB Capital Partners Master Fund, L.P. By: Smithwood Partners, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P. By: Smithwood General Partner, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

/s/ Jonathan Brooks
Jonathan Brooks

Attention:   Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 001031103	13D	Page 9 of 9 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of AEP Industries Inc. and hereby affirms that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 16, 2011

JMB Capital Partners Master Fund, L.P. By: Smithwood Partners, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P. By: Smithwood General Partner, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

/s/ Jonathan Brooks
Jonathan Brooks